UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934









                   INTEGRATED CARBONICS CORP.
     (Exact name of registrant as specified in its charter)







Nevada                                             43-163270
(State of organization) (I.R.S. Employer Identification No.)

750 W. Pender St., Suite 804, Vancouver, BC Canada V6C 2T8
(Address of principal executive offices)

Registrant's telephone number, including area code (604) 682-8445

Registrant's Agent: Daniel G. Chapman, Esq., 1600 E. Desert Inn
Rd. #102, Las Vegas, NV 89109, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Integrated Carbonics Corp. (the "Registrant" or the "Company") is a Nevada corporation. Registrant was incorporated in the State of Delaware on February 23, 1993 under the name of PLR, Inc. The Registrant changed its name to Integrated Carbonics Corp. on October 3, 1997 and re-domiciled to the State of Nevada on October 30, 1996 by merging a Delaware company of the same name share for share. On October 31, 1996, a Special meeting of the Shareholders of the Corporation was held wherein the Shareholders approved a reverse stock split of 100:1 reducing the number of outstanding shares to 255,000 shares of common stock. Its principal place of business is located at 750 W. Pender St., Suite 804, Vancouver, BC Canada V6C 2T8.

                     Business of the Issuer

Although still considered a development stage enterprise, the Company is in the business of mining, and has recently began operations in earnest by entering into a number of contracts. These contracts are described below and are attached hereto as
Exhibit 10.

Graphite Processing Joint Venture

On October 7, 1997, the Registrant acquired the rights of Da-Jung Resource Corp. pursuant to an "Agreement on Establishment of a Sino Foreign Equity Joint Venture" with Jixi Liumao Graphite Mine of Heilongjiang Province, People's Republic of China. Consideration for this Agreement was 6,000,000 of the Registrant's post split common shares plus $200,000 -- $70,000 upon completion of the Company's limited offering, $50,000 upon exercise of all of the warrants issued in that offering, and the remaining $80,000 due upon the earlier of one year from the date of that offering or upon completion of an additional offering. The Company and Da-Jung agreed to make the cash portion of the purchase price payable as a note that is due on July 1, 1999. As of June 30, 1998, the Company owes $121,000, with $50,000 of that amount due by the end of the year.

 NOTE: DA-JUNG RESOURCE CORP. IS A COMPANY CONTROLLED BY CERTAIN
                  DIRECTORS OF THE REGISTRANT.

On November 10, 1997, the Registrant entered into a Sino Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjiang Province, People's Republic of China to form a joint venture company named "ICC Liumao Graphite Products, Ltd." The purpose of the joint venture company is to construct and operate a value-added graphite processing plant that will produce high purity graphite, expandable graphite, ultra-high purity graphite and graphite sheet.

The Liumao Graphite Mine is the largest producer of flake graphite in China, and one of the largest graphite suppliers in the world. The mine has been in operation since 1936 and has reserves of 350 million tons grading approximately 13%. The anticipated mine life is 100 years. Annual production can be as much as 40,000 tons. The joint venture agreement calls for production of 5,000 tons of graphite annually.

As an 80% equity partner, the Registrant is required to contribute 80% of the capital required for construction which is estimated to be $28 million, and will obtain an 80% share of the profits over a 30 year period. Under the terms of this Joint Venture Agreement, the Registrant will also contribute technical direction and management of the joint venture. The joint venture has obtained all regulatory approval, including a business license, in the People's Republic of China. Through June 30, 1998, the Registrant has expended $253,409 (of its eventual estimated total of $3,320,000) in engineering costs on Phase I of the project (construction of processing facility for the 1,000 tons per year of high grade graphite).

The Registrant will be obligated to deposit with the joint venture company $2,100,000 within 6 months. To meet this obligation, the Registrant intends to complete additional private placement financing. The Registrant will contribute capital, technology assistance, marketing assistance and hands on management to the Joint Venture. The Registrant is and will continue to be involved in the marketing, and subsequently, the sale of the processed graphite products. The Registrant currently has three full time employees and relies on its senior management, directors, independent consultants and professional support services in the United States, Canada and China.

Interest in Mineral Property

On September 22, 1997, the Company acquired from Da-Jung Resource Corp. an interest in the Yue-jinshan-Zianfengbei mineral property in the Wandashan mineralization zone Heilongjiang Province in the People's Republic of China. The Company exchanged 15,000,000 shares of common stock to Da-Jung for these rights.

Pursuant to this acquisition, the Registrant has, and will continue to have a right to enter into a "Cooperative Joint Venture" with the Heilongjiang Bureau of Geology and Mineral Resources. However, the Registrant considers this right as secondary to its graphite processing joint venture.

ITEM 2    MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

See "DESCRIPTION OF BUSINESS" above.

ITEM 3.   DESCRIPTION OF PROPERTY.

Registrant maintains offices at the following locations:

(a)  1600 East Desert Inn Road, Suite 102

     Las Vegas, NV 89109

(b)  750 West Pender Street, Suite 804
     Vancouver, British Columbia V6C-2T8

(c)  (Liaison Office)
     Suite 202, #1 Unit, #4 Building
     Yue he hu tong, Jian guo meng
     People's Republic of China

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. In this case, the only holders of more than 5% of the Company's common stock are the directors and executive officers, so only one table is shown.



Title of     Name & Address of Beneficial  Amount & Nature  Percent of
Class        Owner                         of Beneficial    Class
                                           Owner
Common       Da-Jung Resource Corp.        6,150,000        62.65%
             P.O. Box 71 Road Town
             Tortolla, BVI
Common       James Dade Fawcett            1,557,500        15.87%
             14A Nathan Tower
             618 Nathan Road
             Kowloon, Hong Kong
Common       Robert Hoegler                1,557,500        15.87%
             Suite 604
             7040 Granville Ave.
             Richmond, BC V6Y 3W5
Common       Mario Aiello                  1,557,500        15.87%
             3648 Mathers Ave.
             West Vancouver, BC
             V7V 2K8
Common       Edwin Dorffi                  1,537,500        15.66%
             1917 W. 4th Ave.
             Vancouver, BC V6J 1M7
Common       H. Frank Foster               20,000           0.20%
             3932 Sharon Place
             West Vancouver, BC
             V6J 1M7

Notes: Messrs. Fawcett, Aiello, Hoegler and Dorffi each own a 25% equity interest of Da-Jung Resources Corp. and, as such, may be considered as beneficial owners of Registrant's shares issued to Da-Jung Resource Corp. The breakdown of their share positions is the sum of each individual's pro-rata interest in the shares issued to Da-Jung Resource Corp. plus common shares purchased by certain of the individuals pursuant to Registrant's 504 Offering Memorandum dated December 8, 1997 (Mr. Dorffi did not purchase common shares pursuant to Registrant's Offering Memorandum.)

Mr. Foster has no beneficial interest in Da-Jung Resource Corp.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:



Name                  Age  Position
James Dade Fawcett    31   President
H. Frank Foster       45   Executive Vice President/CFO
Mario C. Aiello       48   Vice President, Business Development
Robert S. Tyson       38   Vice President, Corporate
                           Communications/Secretary
Robert Hoegler        53   Treasurer
Other senior
management:
Edwin C. Dorffi            Engineering Advisor
Yihong Zhan                Technical Advisor

Mr. James Dade-Fawcett, President and Director

Mr. Dade is a successful entrepreneur with eight years of experience in developing private-sector infrastructure and resource projects in the Peoples Republic of China ranging between US $30 million and $50 million in value. He possesses a strong administrative and project development background having been a principle of several Hong Kong based infrastructure and resource companies. Mr. Fawcett is currently the Managing Director of Kaison HK Limited and has been a principal of Power Gen Investment Co. in Hong Kong since 1993.

H.  Frank  Foster,  B.Sc., MBA - Executive Vice President,  Chief
Financial Officer and Director

Mr. Foster has had an extensive career in the resource and financial sectors. As a member of founding management, he was Executive Vice President and CFO of Orenda Forest Products a successful forest products company listed on the Toronto Stock Exchange. Mr. Foster oversaw the development of Orenda's $550 million pulp and paper mill project to the stage of construction readiness. He also has experience in the mining industry having worked with one of Canada's largest consulting engineering firms and corporate banking experience with on of Canada's major banks. Mr. Foster's principal occupation from 1987 to June 1997 was as Executive Vice President and Chief Financial

Officer of Orenda Forest Productions Ltd. Of Vancouver, BC Canada and its subsidiary, Sound Energy Development Company. He is also currently a director of Western Logic Resources, a Vancouver Stock Exchange listed company headquartered in Calgary, Alberta and the sole director of FR Ventures, a private company offering business consulting services.

Mario  C.  Aiello  -  Vice  President, Business  Development  and
Director

Mr. Aiello has more than 15 years experience as an advisor and consultant in the corporate and financial markets. In a consulting capacity, he has successfully developed financial and administrative programs for clients in a variety of market segments ranging from high-tech to natural resources. These include clients currently operating in China. He has been directly responsible for financing many of these companies and for securing share-listing status for more than 30 of them, both on U. S. and Canadian exchanges. He is currently President and Director of MCA Equities Ltd. As he has been for the past 15 years. Mr. Aiello was also a director of Consolidated Nu-Media (now Pan Asia Resources Inc.) from 1989 to 1997 and Power Stick Manufacturing Inc. from 1996 to present.

Robert  S.  Tyson  -  Vice  President, Corporate  Communications,
Secretary and Director

Mr. Tyson is an experienced administrator specializing in the development of emerging public companies. Over the past 11 years, he has been both a senior manager and consultant with emerging companies in the manufacturing and high-tech sectors. He bring to the Company considerable administrative, financial and corporate communications experience along with extensive practical experience in negotiating and implementing Sino-Foreign Joint Ventures and offshore manufacturing and marketing contract. Mr. Tyson is also a director of Advanced Pultrusion Technologies Ltd., A Canadian-based manufacturing company and Eisport Products, Inc., a Florida based marketing and distribution firm. Mr. Tyson's principal occupation for the past five years was as President of Silent Communication Inc. (1992-present) and
President of Advanced Pultrusion Technologies Ltd. (1996-present). Both companies are headquartered in Vancouver, Canada. In addition, from 1992 to 1995, Mr. Tyson was president of Watson Bell Communications, Inc., a communications technology company listed on the Vancouver Stock Exchange. (Now Cosworth Ventures Inc.)

Mr. Robert Hoegler - Treasurer and Director

Mr. Hoegler is an investment consultant advising both public and private companies on investment structures and investor relations strategies for the past 15 years. His clients range from high-tech to resource based companies, including a company currently operating in China. Mr. Hoegler is a Director of MCA Equities Ltd., a consulting company providing advice to public companies in both Canada and the U.S. He is also a director on Alexa Ventures, a successful Canadian Manufacturing company, Eisport Products, Inc., a Florida based marketing and distribution firm, and , Advanced Pultrusion Technologies Ltd., a Canadian base manufacturing company. Mr. Hoegler's occupation for the past five years is as director of MCA Equities Ltd.

Edwin C. Dorffi - Engineering Advisor

Mr.  Dorffi  has  a technical background in Applied  Science  and
Engineering and has been active in the field of project engineering for the past 20 years. His most recent experience has particular emphasis on business development in the People's Republic of China over the past six years. Mr. Dorffi has been a business and technical advisor to various companies and has held executive positions in both public and private sector enterprises.

Yihong Zhan, M.Sc. - Technical Advisor

Ms. Zhan is currently a Ph.D. candidate in the Department of Mining and Mineral Process Engineering at the University of British Columbia. Ms. Zhan's previous experience includes working as a chemical engineer with Xiamen Photographic Materials Ltd. and as a project engineer with the Potash Corporation of Saskatchewan and Canment Canada. She has also worked with Cominco Ltd. and as a consultant to a number of mining interest in China.

Mr.   Foster  and  Ms.  Zhan  are  full  time  employees  of  the
Registrant. All other management are not consider employees on the basis that no cash compensation or benefits are currently paid.

ITEM 6.   EXECUTIVE COMPENSATION

No   executive   officer  of  Registrant  has  cash  compensation
exceeding $60,000. The executive officers as a group had compensation of $0 during the past fiscal year. All officers, directors and employees are reimbursed for all out of pocket expenses associated with corporate functions. There is currently no compensation paid to directors for attending meeting of the Board of Directors.

All director and senior management identified in ITEM 5 with the exception of Yihong Zhan received an option to purchase 250,000 shares of Registrant's common stock at a price of $2.00 per share expiring on January 13, 2001. Ms. Zhan received an option to purchase 100,000 shares of Registrant's common stock at a price of $2.00 per share expiring on January 13, 2001. The $2.00 option price was determined as approximating the trading average of the Registrant's shares on the 5 trading days immediately proceeding January 13, 1998.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On September 22, 1997, the Registrant entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Registrant, to acquire 100% of its interest in the Yuejinshan-Siangfenbei mineral property in the Wandashan Mineralization Zone of Heilongjian Province, the People's Republic of China in exchange for 15,000,000 shares of the Registrant' stock valued at $0.01 per share. Furthermore, the Registrant entered into an agreement with Da-Jung Resource Corp. on October 7, 1997 to acquire 100% of its rights and obligations pursuant to an "Agreement on Establishment of Sino Equity Joint Venture" with Jixi Liumao Graphite Mine of Heilongjian Province, Peoples Republic of China. Consideration for this agreement was 6,000,000 post split common shares of the Registrant's stock plus $200,000. Messrs. Fawcett, Dorffi, Aiello and Hoegler each own a 25% equity interest in Da-Jung Resource Corp.

FR Ventures, a personal holding company whose sole director is Frank Foster, was paid a total of $10,641.00 in consulting fees during the past fiscal year, prior to Mr. Foster joining the Company.

Registrant sub-leases certain office space and pays monthly administrative consulting fees to MCA Equities Ltd., a company whose principles include Mario Aiello and Robert Hoegler.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

Registrant's common stock is traded in the over-the-counter market in the United States. The high and low bid for each quarterly period for the most recent fiscal years is as follow:



Quarter  High       Low
Q1 1997  1.125      0.5
Q2 1997  0.8        0.15625
Q3 1997  0.4        0.02
Q4 1997  3.125      0.0025
Q1 1998  2.375      1.375
Q2 1998  4.87       1.06

The Registrant has no record of paying a cash dividend and has no present intention of doing so.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

Registrant has sold 2,300,000 units pursuant to exemptions from registration provided by Section 3(b) Regulation D and Rule 504 promulgated thereunder at a price of $0.10 per unit. Each unit consists of 1 common share and 1 share purchase warrant. The aggregate price per unit is $0.215 per unit. The units were subscribed for cash of $230,000 and as of June 30, 1998, an additional $416,246 was received on exercise of related warrants. In addition, Registrant has issued the equivalent of 6,150,000 restricted common shares pursuant to agreement described in ITEM 1 and ITEM 7 above.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 9,816,350 are issued and outstanding. The shares are non-
assessable,  without  pre-emptive  rights,  and  do   not   carry
cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

                         Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.01 par value per share, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The  Company  considers  it desirable  to  have  preferred  stock
available   to  provide  increased  flexibility  in   structuring
possible  future  acquisitions and  financings,  and  in  meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefor, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                 Shares Eligible for Future Sale

Of the issued and outstanding shares, 6,230,000 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least two years, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (approximately 98,163 as of the date of this statement) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          (A.) Audited Financial Statements
            Report  of  Independent Auditors, Deloitte &  Touche,
               dated December 31, 1997.
            Balance  Sheet as of December 31, 1997, and  December
               31, 1996.
            Statement  of  Operation for the  years  ended  1995,
               1996, and 1997.
            Statement of Stockholders' Equity
            Statement  of  Cash Flows for the years  ended  1995,
               1996, and 1997.
            Notes to Financial Statements

          (B.)  Unaudited  Financial Statements  for  Six  Months
            Ended June 30, 1998
            Balance Sheet
            Statement of Operation
            Statement of Stockholders' Equity
            Statement of Cash Flows
            Notes to Financial Statements

                  Independent Auditors' Report

To the Board of Directors and Shareholders of Integrated
Carbonics Corp.

We have audited the accompanying balance sheet of Integrated Carbonics Corp. (a development stage company) as at December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from February 23, 1993 (date of incorporation) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements as of and for the year ended December 31, 1996 and for the period from February 23, 1993 (date of incorporation) through December 31, 1996 were audited by other auditors whose report, dated November 19, 1997, expressed an unqualified opinion on those statements. The financial statements for the period February 23, 1993 (date of incorporation) through December 31, 1996 reflect total revenues and net loss of $Nil and $3,729, respectively, of the related totals. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997, and the results of its operations and its cash flows for the year then ended, and for the period from February 23, 1993 (date of incorporation) to December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage, has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Deloitte & Touche
     Chartered Accountants
     Vancouver, British Columbia
     February 6, 1998

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)

Balance Sheets

December 31, 1997



ASSETS                                       December 31,   December 31,
                                             1997           1996
CURRENT

Cash                                         44,576         -
Prepaid expense                              1,900          -
                                             46,476         -
CAPITAL ASSETS
Engineering costs - Phase I of Expandable    4,500          -
Graphite Project
OTHER ASSETS
Investment in a graphite processing joint    250,988        -
venture (Note 4)
Interest in mineral property (Note 5)        15,000         -
Organization costs                           -              71
                                             265,988        71
                                             316,964        71
LIABILITIES
CURRENT
Accounts payable (Note 8(a))                 51,922         800
Current portion of long-term debt (Note 6)   120,000        -
                                             171,922        800
LONG-TERM DEBT (Note 6)                      71,000         -
COMMITMENTS AND CONTINGENCIES (Notes 2 and
9)

STOCKHOLDERS' EQUITY

Preferred stock, $.001 par value
Authorized 10,000,000 shares
None outstanding


Common stock, $.001 par value (Note 7)
Authorized 50,000,000 shares
Issued and outstanding (1997-6,795,000       6,795          2,100
common shares; 1996- 105,000 common shares)
Subscriptions received                       37,000         -
Addition paid-in capital                     71,205         900
Deficit accumulated during the development   (40,958)       (3,729)
stage
                                             74,042         (729)
                                             316,964        71


(See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)

Statement Of Operations

Year ended December 31, 1997



                             1997        1996      1995        February
                                                               23, 1993
                                                               (inception) to
                                                               December
                                                               31, 1997
EXPENSES
Amortization                 $74         $61       $61         $308
General and administration   22,551      800       -           29,046
Interest and bank charges    87          -         -           87
Transfer agent and filing    7,394       -         -           7,394
fees
Rent                         4,123       -         -           4,123
                             37,229      861       61          40,958
NET LOSS                     $ (37,229)  $ (861)   $ (61)      $
                                                               (40,958)
NET LOSS PER SHARE - BASIC   $ (0.06)    $ (0.01)  $ (0.00)    $-
AND DILUTED
AVERAGE NUMBER OF SHARES OF  665,000     105,000   105,000
COMMON STOCK OUTSTANDING

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)

Statements of Operations

Year ended December 31, 1997



                            Common              Common      Addition  Accumulated
                            Stock               Stock       al Paid-  Deficit
                            Shares              Amount      in
                                                            Capital
February 23, 1993
Issued for cash             600                 3,000       -         -

Net loss, period ended
December 31, 1993           -                   -           -         (2,746)

Balance, December 31, 1993  600                 3,000       -         (2,746)

Net loss, year ended
December 31, 1994           -                   -           -         (61)
Balance, December 31, 1994  600                 3,000       -         (2,807)
Net loss, year ended
December 31, 1995           -                   -           -         (61)
Balance, December 31, 1995  600                 3,000       -         (2,868)

March 15, 1996
Changed par value           -                   (2,999)     2,999     -
(Note 7)

March 15, 1996
Forward stock split         2,099,400           2,099       (2,099)   -
(Note 7)

Net loss, year ended        -                   -           -         (861)
December 31, 1996
Balance, December 31, 1996  2,100,000           2,100       900       (3,729)

January 4, 1997
Forward stock split 5:1     8,400,000           8,400       (8,400)   -
(Note 7)

September 22, 1997
Issued for an interest in   15,000,000          15,000      -         -
a mineral property (Note 5)

October 31, 1997
Reverse stock split 1:1     (25,245,000)        (25,245)    25,245    -
(Note 7)

December 18, 1997
Issued for Graphite         6,000,000           6,000       -         -
Processing Joint Venture
agreement (Note 4)

December 30, 1997
Issued for cash             540,000             540         53,460    -

Net loss, year ended
December 31, 1997
                            -                   -           -         (37,229)
Balance, December 31, 1997  6,795,000           6,795       71,205    (40,958)



 (See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)

Statements of Cash Flows

Year ended December 31, 1997



                               1997       1996      1995      February
                                                              23, 1993
                                                              (inception
                                                              ) to
                                                              December
                                                              31, 1997
Net loss                       (37,229)   (861)     (61)      (40,958)
Add (less)
Amortization of organization   74         61        61        308
costs
Organization costs             (3)        -         -         (308)
Net changes in working capital 25,902     800       -         30,927
                               (11,256)   -         -         (10,031)

FINANCING ACTIVITIES
Issuance of common stock       54,000     -         -         57,150
Subscription received          37,000     -         -         37,000
                               91,000     -                   94,150

INVESTING ACTIVITIES
Investment in a graphite       (30,668)   -         -         (35,042)
processing joint venture
Engineering costs - Phase I    (4,500)    -         -         (4,500)
                               (35,168)   -         -         (39,543)

NET CASH INFLOW                44,576     -         -         44,576
CASH, BEGINNING OF PERIOD      -          -         -         -
CASH, END OF PERIOD            44,576     -         -         44,576

 (See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)

Notes to Financial Statements

Year ended December 31, 1997

1.   DESCRIPTION OF BUSINESS

The Company was organized on February 23, 1993 under the laws of the State of Delaware as PLF, Inc. On October 3, 1997, it changed its name to Integrated Carbonics Corp. and on October 30, 1997, changed its jurisdiction of incorporation to Nevada.

The Company has signed a joint venture agreement for the construction and operation of a graphic processing plant in the People's Republic of China.

2.   DEVELOPMENT STAGE ENTERPRISE

The financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is a development stage enterprise and as such has no significant revenue and is incurring substantial costs in connection with its investment in a graphite processing joint venture as described in
Note 4. In addition the Company incurred a loss of $37,299 for the year ended December 31, 1997 and has a working capital deficiency of $125,446 at December 31, 1997. Management is in the process of completing the offering of 2,300,000 units described in Note 7 and between December 31, 1997 and February 6, 1998 had received cash proceeds of $308,000. The proceeds of the offering will be used to finance operation costs and complete the feasibility study for construction of the graphite facility. In addition management is engaged in discussions with other prospective investors to secure additional financing. The Company's continued existence is dependent on its ability to obtain additional financing to proceed with the joint venture and ultimately to attain profitable operations.

If the going concern assumption was not appropriate in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported loss and the balance sheet classifications used.

3.   SIGNIFICANT ACCOUNTING POLICIES

The  financial statements are expressed in US dollars, have  been prepared  in  accordance  with  accounting  principles  generally
accepted   in  the  United  States  and  include  the   following
significant accounting policies:

Investment in joint ventures

The Company records its investments in joint ventures at cost until such date as the venturers make their initial capital contribution. Joint venture investments which are controlled by the Company are consolidated.

Interest in mineral property

The Company follows the method of accounting for its interest in mineral property whereby initial costs related to the acquisition of mineral properties are capitalized by property. Exploration and development costs are expenses as incurred.

Accounting estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Net loss per share

Net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share has not been disclosed as the effect of common shares issuable upon the exercise of options or warrants would be anti-dilutive.

In February 1997, the FASB issued Statements of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 is effective for the fiscal year ending after December 15, 1997. SFAS 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with basic earnings per share and fully diluted earnings per share with diluted earnings per share. Net loss per share, as reported, is equal to the net loss per share based on SFAS 128 for all periods presented.

4.   INVESTMENT IN A GRAPHITE PROCESSING JOINT VENTURE

On October 7, 1997, the Company entered into an agreement with Da-Jung Resource Corp. to acquire 100% of its rights and obligations pursuant to an "Agreement on Establishment of a Sino Foreign
Equity  Joint  Venture"  with  Jixi  Liumao  Graphite  Mine,   of
Heilongjiang   Province,   the  People's   Republic   of   China.
Consideration for this agreement was 6,000,000 shares of the Company's post split common stock, plus $70,000 on the completion of the offering (Note 11), $50,000 on the exercise of all warrants and $80,000 one year from the date of the offering or upon completion of additional financing, whichever comes first.

On November 10, 1997, the Company entered into a formal agreement with Liumao Graphite Mine to form a joint venture company named ICC Liumao Graphite Products, Ltd. The purpose of the joint venture company is to establish value added graphite processing facilities at the Liumao Mine in China to produce high purity graphite, expandable graphite, graphite sheet or other graphite products.

The total investment of the Company in the joint venture company shall be 80% of anticipated joint venture construction costs of $28 million and it will obtain an 80% share of the profits over a thirty year period. The joint venture company is in the process of applying for regulatory approval, including a business license, in the People's Republic of China.

The Liumao Graphite Mine is the largest producer of flake graphite in China and is one of the largest suppliers of graphite in the world. The mine has been in operation since 1936 and has graphite reserves of 350 million tons grading approximately 13% graphite. The anticipated mind life is 100 years and annual production can be up to 40,000 tons of graphite. The joint venture agreement calls for the production of 5,000 tons of value added graphite annually.

The investment in the graphite processing joint venture is valued at the cost to acquire the rights to enter into the joint venture plus legal and other costs incurred by the Company to negotiate the formal joint venture agreement. No capital investment in the joint venture has been made to date.

5.   INTEREST IN MINERAL PROPERTY

On September 22, 1997, the Company entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Company, to acquire 100% of its interests in the Yue-jinshan-Zianfengbei mineral property, in the Wandashan mineralization zone of Heilongjiang Province, the People's Republic of China in exchange for 15,000,000 shares of the Company's common stock valued at $0.01 per share.

6.   LONG-TERM DEBT



                                                         December 31,
                                                         1997
Amount payable to Da-Jung Resources Corp. on acquisition 191,000 of its interest in the graphite processing joint venture
(Note 4)

Current portion                                          (120,000)
                                                         71,000

The long-term debt is unsecured and non-interest bearing and as a result is recorded on a present value basis. Imputed interest will be recognized at 8%. It is repayable as described in Note 4.

7.   SHARE CAPITAL

On March 15, 1996, at a meeting of the Board of Directors, the Board approved amending its Articles of Incorporation. These amendments were approved by a majority vote of stockholders. The Company authorized changing its authorized common stock of 15,000 shares with $5.00 par value, to 50,000 common shares with par value $0.01 and 10,000,000 preferred shares with a par value $.001. The Company also approved a forward stock split on the basis of 3,500:1, increasing the number of outstanding shares from 600 to 2,100,000 shares.

On January 17, 1997, at a special meeting of the Shareholders, the Shareholders approved, effective January 4, 1997, a forward stock split of 5:1, increasing the number of common shares outstanding from 2,100,000 common shares to 10,500,000 common shares outstanding.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders approved a reverse stock split of 1:100 thus reducing the number of common shares outstanding from 25,500,000 shares to 255,000 shares of common stock.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders authorized a Regulation D Rule 504 offering a maximum of 2,300,000 unites at $.10 per unit consisting of one common share and one warrant exercisable at $.33 per share for six months.

8.   RELATED PARTY TRANSACTIONS

As of December 31, 1997, accounts payable include $16,907 due to companies controlled by certain directors of the Company. The amounts are unsecured, interest-free, and do not have fixed repayment terms.

During the year ended December 31, 1997, the Company entered into the following transactions with companies controlled by certain directors of the Company:

Rent          $3,161
Office        1,519
expenses
Management    3,321
fees
Consultancy   11,144
fee

The Company has entered into an agreement to lease premises from a company controlled by certain directors as described in Note 9.

9.   COMMITMENTS

On December 8, 1997, the Company entered into a year lease commitment effective January 1, 1998 for $4,700 plus applicable operating costs.

10.  FINANCIAL INSTRUMENTS

The carrying values of cash, accounts payable and long-term debt reflected on the balance sheet approximate their respective fair values.

11.  SUBSEQUENT EVENT

On  January  27,  1998,  the  2,300,000  unit  private  placement offering (Note 7) was fully subscribed. The shares were subscribed for cash of $230,000 and to February 6, 1998 an additional $115,000 was received on exercise of related warrants. These funds will be used in part for detailed engineering design of the Phase I plant construction and to satisfy consideration owing on the acquisition of the rights to the joint venture.

On January 13, 1998, the Company granted director and employee stock options on 2,000,000 shares at a price of $2.00 per share expiring on January 13, 2001.

12.  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statements of Financial Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a set of general-purpose financial statements that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources, including for example, unrealized gains or losses on short-term investment securities which are currently excluded from the result of operations. The disclosures prescribed by SFAS 130 are effective for fiscal years beginning after December 15, 1997. The Company does not expect that adoption of SFAS 130 will have a material effect on its financial statements.

Also, in June 1997, the FASB issued Statements of Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes new standards for reporting of information about operating segments. The disclosures prescribed by SFAS 131 are effective for fiscal years beginning after December 15, 1997. The Company does not expect that adoption of SAFS 131 will have a material effect on the notes to its financial statements.

                   INTEGRATED CARBONICS CORP.
                  (A development stage company)
                         Balance Sheets
           For the 6-month period ended June 30, 1998
           (Prepared by management and without audit)



                                          Six       Three       Year
                                          months    months      ended
                                          ended     ended       31-Dec-
                                          30-Jun-   31-Mar-98   97
                                          98
Assets
Cash in hand and at Bank                  $100,043   $201,939    $44,576
Accounts Receivable                        -         500         -
Deposits Paid                              2,990     -           -
Prepaid expenses                           1,372     4,102       1,900
Total Current Assets                       104,405   206,541     46,476

Capital Assets
Fixed Assets                               9,376     11,423      -
Engineering costs - Phase I of             260,495   110,098     4,500
Expandable
Graphite Project
Other Assets
Investment in graphite processing joint    15,000    15,000      15,000
venture
Interest in mineral property               253,409   253,409     250,988
Total Capital & Other assets               538,280   389,930     270,488

Total Assets                               642,685   596,471     316,964

Liabilities and Stockholders' Equity
Accounts Payable                           126,177   118,910     51,922
Accrued Expenses                           16,955    -           -
Other Current Liabilities                  2,500     -           -
Current portion of long-term debt          50,000    65,000      120,000
Total Current Liabilities                  195,632   183,910     171,922

Long-term debt less current portion        71,000    71,000      71,000
Total Liabilities                          266,632   254,910     242,922

Stockholders' equity
Common Stock                               9,816     9,255       6,795
Subscription Received                      5,250     -           37,000
Additional paid-in capital                 660,430   475,745     71,205
Deficit accumulated during the
development stage                         (299,443) (143,439)   (40,958)

Total Stockholders' Equity                 376,053   341,561     74,042
Total Liabilities and Stockholders'
            Equity                        $642,685  $596,471    $316,964

                   INTEGRATED CARBONICS CORP.
                  (A development stage company)
                     Statement of Operations
           For the 6-month period ended June 30, 1998
           (Prepared by management and without audit)



                                           Six        Three     Year
                                           months     months    ended 31-
                                           ended      ended     Dec-97
                                           30-Jun-98  31-Mar-98

Operating Expenses
                                            $ 2,047    $ -       $ 74
Amortization
                                            166,150    59,604    25,551
General & Administrative expenses
                                            2,308      158       87
Interest and bank charges
                                            370        1,607     7,394
Transfer agent and filing fees
                                            18,432     6,095     4,123
Rent
                                            69,179     35,018    -
Salaries & wages
                                            258,486    102,481   37,229

                                           $(258,486) $(102,481) $(37,229)
NET LOSS
                                            $ (0.03)   $ (0.01) $(0.06)
NET LOSS PER SHARE - BASIC

AVERAGE NUMBER OF SHARES OF COMMON STOCK   9,533,017  9,021,700  665,000
OUTSTANDING


                   INTEGRATED CARBONICS CORP.
                  (A development stage company)
               Statements of Stockholders' Equity
           For the 6-month period ended June 30, 1998
           (Prepared by management and without audit)



                               Common     Common    Additional Deficit
                               Shares     Amount    Paid-in    Accumulate
                                                   Capital    d During
                                                              Developmen
                                                              t Stage
February 23, 1993 - Issued for 600        $3,000
cash
Net loss, year ended December                                   (2,746)
31, 1993
Balance, December 31, 1993     600        3,000     -          (2,746)

Net loss, year ended December                                   (61)
31, 1994
Balance, December 31, 1994     600        3,000     -          (2,807)

Net loss, year ended December                                   (61)
31, 1995
Balance, December 31, 1995     600        3,000     -          (2,868)

March 15, 1996 Changed par                 (2,999)   2,999
value
 (Note 7)
March 15, 1996 Forward stock    2,099,400  2,099     (2,099)
split (Note 7)
Net loss, year ended December                                   (861)
31, 1996
Balance, December 31, 1996     2,100,000  2,100     900        (3,729)

January 4, 1997 Forward stock   8,400,000  8,400     (8,400)
split 5:1 (Note 7)
September 22, 1997 Issued for   15,000,000 15,000
an interest in a mineral
property (Note 5)
October 31, 1997 Reverse stock (25,245,000) (25,245)  25,245 split 1:100 (Note 7)
December 18, 1997 Issued for    6,000,000  6,000
Graphite Processing Joint
Venture agreement (Note 4)
December 30, 1997 Issued for    540,000    540       53,460
cash
Net loss, year ended December   -          -         -          (37,229)
31, 1997
Balance, December 31, 1997     6,795,000  6,795     71,205     (40,958)

January 6, 1998 Issued for cash 95,000     95        9,405
January 22, 1998 Issued for     80,000     80        7,920
cash
January 27, 1998 Issued for     1,585,000  1,585     156,915    -
cash
February 20, 1998 Issued for    700,000    700       230,300
cash
Net loss, quarter ended March                                   (102,481)
31, 1998
Balance, March 31, 1998         9,255,000  9,255     475,745    (143,439)
April 15, 1998 Issued for cash  136,350    136       44,860
June 4, 1998 Issued for cash    175,000    175       57,575
June 16, 1998 Issued for cash   250,000    250       82,250
Net loss, 3-month ended June                                    (115,047)
30, 1998
Balance, June 30, 1998         9,816,350  9,816     660,430    (258,486)

(See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                  (A development stage company)
                    Statements of Cash Flows
           For the 6-month period ended June 30, 1998
           (Prepared by management and without audit)



                                          Six       Three       Year ended
                                        months     months      12/31/97
                                        ended      ended
                                        6/30/98    3/31/98
 Net loss                                         $           $           $
                                        (258,486)  (102,483)   (37,229)
 Add (less)
 Amortization of organization cost        -          -           74
 Organization costs                       -          -           (3)
 Amortization of fixed assets             2,047      -           -
 Net changes in working capital           76,247     64,287      25,902
                                          (180,192)  (38,196)    (11,256)

FINANCING ACTIVITIES
 Repayment of Long term debt              (55,000)   (55,000)    -
 Issuance of common stock                 592,246    407,000     54,000
 Subscription received                    (31,750)   (37,000)    37,000
                                          505,496    315,000     91,000

INVESTING ACTIVITIES
 Acquisition of capital asset             (11,423)   (11,423)    -
 Investment in a graphite processing      (2,420)    (2,420)     (30,668)
joint venture
 Engineering costs - Phase I              (255,995)  (105,598)   (4,500)
                                          (269,838)  (119,441)   (35,168)

NET CASH INFLOW                           55,466     157,363     44,576

CASH, BEGINNING OF PERIOD                 44,576     44,576      -
CASH, END OF PERIOD                       $ 100,043  $ 201,939   $ 44,576

(See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                  (A development stage company)
                Notes to the Financial Statements
           For the 6-month period ended June 30, 1998
           (Prepared by management and without audit)

1.   DESCRIPTION OF BUSINESS

The Company was organized on February 23, 1993 under the laws of the State of Delaware as PLR, Inc. On October 3, 1997, it changed its name to Integrated Carbonics Corp. and on October 30, 1997, changed its jurisdiction of incorporation to Nevada.

The Company has signed a joint venture agreement for the construction and operation of a graphite processing plant in the People's Republic of China.

2.   DEVELOPMENT STAGE ENTERPRISE

The  financial  statements have been prepared  on  the  basis  of
accounting  principles  applicable  to  a  going  concern   which
contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is a development stage enterprise and as such has no significant revenue and is incurring substantial costs in connection with its investment in a graphite processing joint venture as described in
Note 4. In addition the Company incurred a loss of $258,486 for the 6 months ended June 30, 1998. Management completed the offering of 2,300,000 units described in Note 7 and, during the 6-month period had received cash proceeds of $592,246. The proceeds of the offering will be used to finance operating costs and complete the feasibility study for construction of the graphite facility. In addition management is engaged in discussions with other prospective investors to secure additional financing. The Company's continued existence is dependent on its ability to obtain additional financing to proceed with the joint venture and ultimately to attain profitable operations.

3.   SIGNIFICANT ACCOUNTING POLICIES

The  financial statements are expressed in US dollars, have  been prepared  in  accordance  with  accounting  principles  generally
accepted   in  the  United  States  and  include  the   following
significant accounting policies:

Investment in joint ventures

The Company records its investment in joint ventures at cost until such date as the venturers make their initial capital contribution. Joint venture investments which are controlled by the Company are consolidated.

Interest in mineral property

The Company follows the method of accounting for its interest in mineral property whereby initial costs related to the acquisition of mineral properties are capitalized by property. Exploration and development costs are expensed as incurred.

The interest in mineral property will be written down on a property by property basis when a significant decline in value that is other than temporary has occurred and will be written off when a property is abandoned.

Depreciation

Fixed  Assets are depreciated on a straight line basis;  computer software  is  depreciated over 1 year, computer hardware  over  2 years,  office  equipment and furniture are  depreciated  over  5 years.

Accounting estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Net loss per share

Net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share has not been disclosed as the effect of common shares issuable upon the exercise of options or warrants would be anti-dilutive.

4.   INVESTMENT IN A GRAPHITE PROCESSING JOINT VENTURE

On October 7, 1997, the Company entered into an agreement with Da-Jung Resource Corp. to acquire 100% of its rights and obligations pursuant to an "Agreement on Establishment of a Sino Foreign
Equity  Joint  Venture"  with  Jixi  Liumao  Graphite  Mine,   of
Heilongjiang   Province,   the  People's   Republic   of   China.
Consideration for this agreement was 6,000,000 shares of the Company's post split common stock, plus $70,000 on the completion of the offering (Note 11), $50,000 on the exercise of all warrants and $80,000 one year from the date of the offering or upon completion of additional financing, whichever comes first.

On November 10, 1997, the Company entered into a formal agreement with the Liumao Graphite Mine to form a joint venture company named ICC Liumao Graphite Products, Ltd. The purpose of the joint venture company is to establish value added graphite processing facilities at the Liumao Mine in China to produce high purity graphite, expandable graphite, graphite sheet or other graphite products.

The total investment of the Company in the joint venture company shall be 80% of anticipated joint venture construction costs of $28 million and it will obtain an 80% share of the profits over a thirty year period. The joint venture has obtained regulatory approval, including a business licence, in the People's Republic of China.

The Liumao Graphite Mine is the largest producer of flake graphite in China and is one of the largest suppliers of graphite in the world. The mine has been in operation since 1936 and has graphite reserves of 350 million tons grading approximately 13% graphite. The anticipated mine life is 100 years and annual production can be up to 40,000 tons of graphite. The joint venture agreement calls for the production of 5,000 tons of value added graphite annually.

The investment in the graphite processing joint venture is valued at the cost to acquire the rights to enter into the joint venture plus legal and other costs incurred by the Company to negotiate the formal joint venture agreement. No capital investment in the joint venture has been made to date. The Company has been incurring engineering costs in advance of investment in the joint venture and intends to capitalize these to the joint venture.

5.   INTEREST IN MINERAL PROPERTY

On September 22, 1997, the Company entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Company, to acquire 100% of its interest in the Yue-jinshan-Zianfengbei mineral property, in the Wandashan mineralization zone of Heilongjiang Province, the People's Republic of China in exchange for 15,000,000 shares of the Company's common stock valued at $0.01 per share.

6.   LONG-TERM DEBT



                                                             June 30,
                                                             1998
Amount payable to Da-Jung Resources Corp. on acquisition of  $121,000 its interest in the graphite processing joint venture (Note
4)
Current Portion                                              (50,000)
Long Term Portion                                            $71,000

The long-term debt is unsecured and non-interest bearing and as a result is recorded on a present value basis. Imputed interest will be recognized at 8%. It is repayable as described in Note 4 with the exception that on June 16, 1998 Da-Jung Resource Corp. postponed its final repayment date to July 1, 1999.

7.   SHARE CAPITAL

On March 15, 1996, at a meeting of the Board of Directors, the Board approved amending its Articles of Incorporation. These amendments were approved by a majority vote of the stockholders. The Company authorized changing its authorized common stock of 15,000 shares with $5.00 par value, to 50,000,000 common shares with par value $.001 and 10,000,000 preferred shares with a par value $.001. The Company also approved a forward stock split on the basis of 3,500:1, increasing the number of outstanding shares from 600 shares to 2,100,000 shares.

On January 17, 1997, at a special meeting of the Shareholders, the Shareholders approved, effective January 4, 1997, a forward stock split of 5:1, increasing the number of common shares outstanding from 2,100,000 common shares to 10,500,000 common shares outstanding.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders approved a reverse stock split of 1:100 thus reducing the number of common shares outstanding from 25,500,000 shares to 255,000 shares of common stock.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders authorized a Regulation D Rule 504 offering of a maximum of 2,300,000 units at $.10 per unit consisting of one common share and one warrant exercisable at $.33 per share for six months.

8.   RELATED PARTY TRANSACTIONS

(a)   As of June 30, 1998, accounts payable include $10,529   due
to companies controlled by certain directors of the Company. The amounts are unsecured, interest-free, and do not have fixed repayment terms.

(b) During the six months ended June 30, 1998, the Company entered into the following transactions with companies controlled by certain directors of the Company:

Rent               $14,870
Office Expense     4,574
Miscellaneous      2,796
Expense
Management Fee     24,178
Consultancy Fee    9,668

The Company has entered into an agreement to lease premises from a company controlled by certain directors as described in Note 9.

9.   COMMITMENTS

On December 8, 1997, the Company entered into a one year lease commitment effective January 1, 1998 for $4,700 plus applicable operating costs.

10.  FINANCIAL INSTRUMENTS

The carrying values of cash, accounts payable and long-term debt reflected on the balance sheet approximate their respective fair values.

EXHIBITS

Exhibit 2: Articles of Merger
           Merger Agreement
Exhibit 3: Articles of Incorporation (Integrated Carbonics Corp.)
           By-Laws
Exhibit    Underlying Agreements Between Registrant and Da-Jung
10:        Resource Corp.
           Joint Venture Agreement
Exhibit    News Releases
99:        Stock Option Plan
           1997 Private Offering Memorandum

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           Integrated Carbonics Corp.



                           By: /s/ James Dade Fawcett
                              James Dade Fawcett, President